exemption number

m-real

M-real Corporation Stock Exchange Announcement 24 May 2005 at 1.15 p.m.

NOTICE PURSUANT TO THE SECURITIES MARKET ACT, CHAPTER 2, SECTION 10: SHAREHOLDING OF FRANKLIN TEMPLETON GROUP HAS INCREASED IN M-REAL CORPORATION

According to the information received by M-real Corporation, the shareholding of the mutual funds by the affiliated investment advisers of Franklin Templeton Group has on 20 May 2005 increased to 5.03 percent of the share capital and to 1.62 percent of the voting rights of M-real Corporation. Franklin Templeton Group owns in total 16,514,383 M-real´s B-shares.

M-REAL CORPORATION

Corporate Communications





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